September 27, 2010

Allianz CCM Capital Appreciation Fund

Allianz Funds

1345 Avenue of the Americas

New York, New York 10105

Managers Cadence Capital Appreciation Fund

The Managers Funds

800 Connecticut Avenue

Norwalk, Connecticut 06854

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization dated as of May 11, 2010 (the “Agreement”) by and among: (i) Allianz Funds, a Massachusetts business trust (“Allianz Funds”), on behalf of one of its series, Allianz CCM Capital Appreciation Fund (the “Existing Fund”); (ii) The Managers Funds, a Massachusetts business trust (“Managers Funds”), on behalf of one of its series, Managers Cadence Capital Appreciation Fund (the “New Fund”); (iii) Allianz Global Investors Fund Management LLC, the investment adviser to the Existing Fund (“Allianz”); and (iv) Managers Investment Group LLC, the investment adviser to the New Fund (“Managers”). The Agreement describes the proposed reorganization (the “Reorganization”) to occur as of the date of this letter (the “Closing Date”), pursuant to which the New Fund will acquire the Assets of the Existing Fund in exchange for shares of beneficial interest in the New Fund (the “New Fund Shares”) and the assumption by the New Fund of the Liabilities of the Existing Fund, following which the New Fund Shares received by the Existing Fund will be distributed by the Existing Fund to its shareholders in liquidation and termination of the Existing Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 9(f) and 10(f) of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

The Existing Fund is a series of Allianz Funds, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of the Existing Fund are redeemable at net asset value at each shareholder’s option. The Existing Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

New Fund is a series of Managers Funds, which is registered under the 1940 Act as an open-end management investment company. Shares of New Fund are redeemable at net asset value at each shareholder’s option. New Fund will elect to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

Allianz CCM Capital Appreciation Fund	September 27, 2010
Managers Cadence Capital Appreciation Fund

For purposes of this opinion, we have considered the Agreement and such other items as we have deemed necessary to render this opinion. In addition, each of the Existing Fund and New Fund has provided us with a letter dated as of the date hereof (collectively, the “Representation Letters”) representing as to certain facts, occurrences and information upon which each of the Existing Fund and New Fund has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete.

Based on and subject to the foregoing and subject to the final paragraph hereof, we are of the opinion that, for U.S. federal income tax purposes:

(i)	The Reorganization will constitute a reorganization within the meaning of Section 368(a) of the Code, and the New Fund and the Existing Fund each will be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)	Under Section 1032 of the Code, no gain or loss will be recognized by the New Fund upon the receipt of the Assets of the Existing Fund in exchange for New Fund Shares and the assumption by the New Fund of the Liabilities of the Existing Fund, pursuant to the Agreement;

(iii)	Under Section 362(b) of the Code, the New Fund’s tax basis in the Assets of the Existing Fund transferred to the New Fund in the Reorganization will be the same as the Existing Fund’s tax basis in such Assets immediately prior to the transfer;

(iv)	Under Section 1223(2) of the Code, the New Fund’s holding periods for the Assets it receives from the Existing Fund in the Reorganization will include the Existing Fund’s holding period for such Assets;

(v)	Under Sections 361 of the Code, no gain or loss will be recognized by the Existing Fund upon the transfer of its Assets to New Fund in exchange for New Fund Shares and the assumption by the New Fund of the Liabilities of the Existing Fund, or upon the distribution of New Fund Shares by the Existing Fund to its shareholders in liquidation, pursuant to the Agreement;

Allianz CCM Capital Appreciation Fund	September 27, 2010
Managers Cadence Capital Appreciation Fund

(vi)	Under Section 354 of the Code, no gain or loss will be recognized by Existing Fund shareholders upon the exchange of their Existing Fund shares for New Fund Shares;

(vii)	Under Section 358 of the Code, the aggregate tax basis of the New Fund Shares an Existing Fund shareholder receives in the Reorganization will be the same as the aggregate tax basis of the Existing Fund shares exchanged therefor;

(viii)	Under Section 1223(1) of the Code, an Existing Fund shareholder’s holding period for the New Fund Shares received in the Reorganization will be determined by including the shareholder’s holding period for the Existing Fund shares exchanged therefor, provided that the shareholder held such Existing Fund shares as capital assets; and

(ix)	The New Fund will succeed to and take into account the items of the Existing Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

Our opinion is based on the Code, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP